UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

NowRx, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11058

Delaware	27-4286597
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2224 Old Middlefield Way Mountain View, California (Address of principal executive offices)	94043 (Zip Code)

(650) 386-5761
Registrant’s telephone number, including area code

Series A Preferred Stock

Series B Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “NowRx,” “we,” “us” or “the company” refers to NowRx, Inc. and its consolidated subsidiary NowRx Telehealth, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Business

THE COMPANY’S BUSINESS

Overview

NowRx was founded with the goal of developing software, artificial intelligence, robotics and logistics to create the most convenient and safe retail pharmacy service available, including free same-day delivery for prescription medications. The NowRx service helps alleviate the need for customers with underlying health conditions, many of them older, from having to leave their house and risk exposure to crowded pharmacies. For urgent medications, expedited one-hour delivery is available for an additional $5 charge. NowRx operates from low-cost, highly automated, micro-fulfilment centers that employ end-to-end robotic dispensing (“One-Click Fill”) and an artificially intelligent chat bot to provide a more efficient and effective pharmacy experience for busy customers and their physicians. Medications are hand delivered by trained NowRx drivers in plug-in electric vehicles, with minimal customer interaction required for a safe and dependable prescription medication delivery experience. By eliminating the dependency on retail space, NowRx is able to maintain fixed overhead costs that are substantially lower than traditional pharmacy providers with retail storefronts on busy streets. Further margin advantages are provided by robotics and software automation. For added convenience, customers can manage their prescriptions through the NowRx mobile app, text, intelligent chat bots, phone, or through virtual voice-activated assistants such as Google Home. In addition, through NowRx Telehealth, for certain medical therapies patients can conduct visits with a physician in a telehealth environment and from the comfort of their own home.

Robotic Dispensing Unit	NowRx App	Google Home

NowRx responds to an obvious market need—solving the inconvenience of traditional brick and mortar pharmacies by providing all of the same pharmacy services, along with the additional benefit of safe, reliable delivery directly to the customer’s door free of charge. With NowRx, customers can conveniently manage their existing prescriptions, upload new prescriptions and even consult with a licensed pharmacist – all without ever having to leave their home or make a trip to a local pharmacy. No need to visit the pharmacy to obtain a prescription medication; no need for transportation to the pharmacy, or to stand in long lines, or to wait for the prescription to be filled. Recent studies have shown the median pharmacy wait time was 45 minutes,1 and a second trip to the pharmacy was required 33% of the time.2 Customers can also use the app to easily set daily reminders to minimize the risk of missing a medication dose and to automatically request an upcoming refill order.

With free-same day delivery and one-hour expedited delivery, NowRx is part of a much broader global trend towards services delivered directly to customers home rapidly and free, a trend that has accelerated recently due to the coronavirus pandemic. The size and rapid growth of the on-demand economy clearly shows that consumers are attracted by the user experience, added convenience, safety and other benefits it provides. Recent studies show on-demand services have already moved beyond early adopters and are gaining traction among mainstream consumers who require that platforms be user-friendly, safe and fast.3

1 “Wait Time for Filling Rx”, Boehringer Ingelheim Pharmaceuticals, 2013.

2 “% Who Had to Return To or Got To a Different Pharmacy at Least Once in Past Year”, Boehringer Ingelheim Pharmaceuticals, 2013.

3 “The On-Demand Economy is Growing, and Not Just for the Young and Wealthy”, Harvard Business Review, April 2016.

NowRx also offers advantages over mail-order pharmacies, which are able to save customers trips to the pharmacy under certain circumstances, but can be confusing to use and are inherently unable to address many important pharmacy needs, including: first time prescriptions; urgent and refrigerated medications; or others not permitted to be sent through the mail such as narcotics and other DEA-controlled medications. We believe NowRx combines the best of current pharmacy offerings to create an exciting new pharmacy solution. Several of the NowRx services are designed to also make the prescription process more convenient for physicians who also can be frustrated by the bottlenecks and inefficiencies in the pharmacy process, including our automated manufacturer coupon software that automatically identifies and applies available manufacturer coupons without the physicians having to manage physical coupons, and a streamlined insurance prior authorization process that reduces the amount of time physicians and their staff spend obtaining insurance approvals for drugs not on the health plan formularies.

We plan to establish multiple locations in strategic patient-dense areas across the country. As of December 31, 2020, the company’s service area covers the San Francisco Peninsula area from San Jose to Daly City, the San Francisco East Bay, Los Angeles and Orange County, California, as well as, the Phoenix, Arizona metropolitan area. NowRx has eight (8) micro-fulfilment centers in operation in the following locations: Mountain View, San Jose, Burlingame, Pleasanton, Hayward, Los Angeles and Irvine, California, and Phoenix, Arizona. The company has 1 additional facility in Laguna Hills, California that is currently in the process of becoming operational. Our longer-term strategy is to expand to additional areas across the Western United States, including Seattle, Portland, San Diego, Las Vegas, and ultimately to the rest of the country. Any expansion plans will be based on the competitive landscape, partnerships, continued access to expansion capital and other strategic considerations.

NowRx was incorporated in Delaware under the name YouRx, Inc. on February 19, 2015 and changed its name to NowRx, Inc. on May 19, 2015. We also do business under the names NowRx Express and NowRx Specialty. On November 19, 2020, the company created a wholly owned subsidiary, NowRx Telehealth, Inc., a corporation organized under the laws of Delaware.

Industry Trends

On-Demand Economy and Coronavirus Pandemic

NowRx is responding to the rapidly increasing consumer demand for services delivered same-day and managed by convenience of mobile apps, chat bots and voice-activated assistants. The on-demand economy is attracting more than 22.4 million consumers annually and $57.6 billion in spending3. Recent studies show on-demand services have already moved beyond early adopters and are gaining traction among mainstream consumers who require that platforms be user-friendly, safe and fast. This trend for safe delivery of consumer products and services has accelerated during the coronavirus pandemic, and we believe there will be a permanent shift of some portion of pharmacy business towards free same-day delivery services.

The on-demand economy in the US grew by 18% from 2018 to 2019, according to data from the National Technology Readiness Survey (NTRS) by Rockbridge Associates. Participation in the on-demand economy has nearly tripled since 2016, with an estimated 64.8 million consumers purchasing on-demand goods or services in 2019 (compared to 24.9 million in 2016).

Traditional Pharmacy Industry

Total prescription dispensing revenues of retail, mail, long-term care, and specialty pharmacies reached a record $465 billion in 2020.4 The rate of sales growth in the United States has slowed in recent years, driven by a decline in new blockbuster drugs, a longer FDA approval process, drug safety concerns, higher copayments and an increase in the use of generic drugs, which are less expensive but generate higher gross margins. New drug development in the next few years is expected to be concentrated in specialty prescriptions, which are targeted toward a specific disease state. These drugs are often complex and expensive. We expect prescription usage to continue to grow in the coming years due to the aging U.S. population, increased life expectancy, "baby boomers" continuing to become eligible for the federally funded Medicare prescription program and new drug therapies.

Generic prescription drugs continue to help lower overall costs for customers and third-party payors. We believe the utilization of existing generic pharmaceuticals will continue to increase, although the pace of introduction of new generic drugs is expected to slow. In general, generic versions of drugs generate lower sales dollars per prescription, but higher gross profit dollars, as compared with patent-protected brand name drugs. The impact on retail pharmacy gross profit dollars can be significant in the first several months after a generic version of a drug is first allowed to compete with the branded version, which is generally referred to as a “generic conversion.” In any given year, the number of major brand name drugs that undergo a conversion from branded to generic status can vary and the timing of generic conversions can be difficult to predict, which can have a significant impact on retail pharmacy sales and gross profit dollars.

Industry Consolidation and New Entrants

In recent years, the pharmacy industry and pharmacy-related health insurance providers have experienced substantial consolidation involving several blockbuster mergers and acquisitions: 1) $69 billion merger of CVS Health and Aetna, 2) CIGNA’s $52 billion acquisition of Express Scripts, 3) Walgreens’ acquisition of 1,932 Rite Aid stores for $4.4 billion. Some of these transactions represent a significant increase in vertical integration between pharmacies that distribute medications and the insurance plans and their network managers (Pharmacy Benefit Managers, or PBMs), that determine the reimbursements to pharmacies.

4 “The 2021 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, February 2021.

Another potentially significant transaction was Amazon’s acquisition of Pillpack, a startup company focused on mail delivery pharmacy for patients with multiple, long-term medications. Pillpack emphasizes the organization of medications for patients using industry standard “strip packaging” that organizes patients’ medications in a strip of multi-dose pouches, a technology that has been widely available in the pharmacy industry for more than a decade.

We believe these recent industry developments represent a somewhat predictable reaction to changing consumer behavior and rapidly increasing demand for more speed and convenience in pharmacy. While industry consolidation by the largest players has potential to increase competition for consumers and increased pricing pressures, we believe these same conditions also create opportunity for agile, technology-driven players that can rapidly adapt and sustainably differentiate their offerings to consumers leveraging technology and innovative business models and processes.

Products and Services

As an on-demand pharmacy, NowRx offers all of the same medication prescription services as a traditional retail pharmacy but does so remotely from a low cost, highly automated micro-fulfilment center (“virtual pharmacy”), providing free same-day delivery of prescription drugs and some over-the-counter medications. For an additional $5.00, the company provides delivery within 1 hour of placing an order for in-stock pharmaceuticals; a choice that may be important if a drug is needed urgently.

We offer our services through the NowRx app, by text, by telephone and through voice-activated virtual assistants such as Google Home. Customers can download the NowRx app and complete their profile, including providing details of their health insurance plan and payment method, and delivery address information. Once a customer has completed their profile, they can instruct their doctors to send their prescriptions directly to NowRx when e-prescribing. The customer is then notified via the app that their prescription has been received and verified with their insurance company; the amount of the copay; and that the prescription will be delivered to the address of their choice the same day at no cost. With a single click the customer confirms the order. Alternatively, customers can scan a paper prescription securely through the NowRx app or transfer existing prescriptions from other pharmacies.

For a prescription covered by an insurance health plan (also known as a “third-party payor”), we collect from the customer the co-payment amount dictated by the third-party payor. If there is no third-party payor, we charge the customer a cash price that is set based on our own competitive pricing plan. As a service to our customers, NowRx also applies available manufacturer coupons, often doing so electronically and automatically without the customer having to perform any action or handle any paper coupon cards. We accept payments using a variety of methods, including cash, checks, credit and debit cards and health savings plans. Physicians are able to send prescriptions to NowRx through electronic prescribing, fax, the NowRx app or telephone.

Services provided include fulfilling new prescriptions or refills, transferring prescriptions from other pharmacies, and application of drug manufacturer coupons. The latter service is especially useful since many traditional pharmacies do not have the capability of automatically handling coupon driven prescription orders. NowRx also provides reminders through the app and text messages to help customers remember to take medications and to process refills, to help promote better health and wellness. The NowRx app also has a secure video chat feature that allows customers to conveniently speak to a NowRx pharmacist from a private location of their own choosing.

As part of the company’s comprehensive approach to pharmacy, services are also provided to prescribing physicians, including: coordination and assistance with pre-authorization requests that arise when third-party insurance providers request additional information before approving a reimbursement claim; maintaining and communicating real-time status of prescription fulfillment and delivery to patient; and communicating decision support information such as available drug substitutions and/or drug interaction information. Information regarding fulfillment and delivery is available through a proprietary, secure web-based physician portal, accessible by the physician smart phone or desktop computer.

The company uses employees to deliver to a customer’s home or office. Drivers utilize the NowRx driver-side app, Wheels, that provides optimized routing logistics, special handling instructions and customer contact information, as well as, capture of signature and identification information. In instances in which a customer provides a scanned copy of their prescription, delivery personnel collect the original prescription prior to completing the delivery.

Delivery personnel also collect cash payments when a customer does not make payment through the app or online. The company collects customer signature at the point of delivery through the Wheels app. When a customer is not present for signature, deliveries can be rerouted or arrangements can be made to leave the delivery, capture time and GPS stamped photo image of the delivered medication, and secure digital signature subsequently as proof of receipt by customer.

Suppliers

As a licensed pharmacy, NowRx purchases pharmaceutical products through wholesalers, then sells those products to patients, and then receives its revenue in the form of reimbursements from the patient’s insurance health plans, drug manufacturer coupons and from the patients themselves in the form of co-pays or cash payments. We purchase approximately 89% of our pharmaceutical products from McKesson, with the remainder supplied by Independent Pharmacy Cooperative (“IPC”). Orders are placed with McKesson at the end of each workday and those ordered items are delivered to NowRx the next business morning via truck delivery. IPC delivers products via UPS to NowRx. If our relationship with McKesson or IPC were disrupted, we could temporarily have difficulty filling prescriptions for branded and generic drugs until we execute a replacement wholesaler agreement or develop and implement self-distribution processes. There are several well-established wholesalers that are competitors to McKesson, including AmerisourceBergen Corp, Cardinal Health, Inc., and several smaller companies. We believe we could obtain and qualify alternative sources for substantially all of the prescription drugs we sell on an acceptable basis, and accordingly that the impact of any disruption would be temporary

Customers

During 2020, we filled approximately 133,625 prescriptions. As of December 31, 2020, NowRx has more than 28,000 customers. A portion of our customers order one or more prescriptions each and every month, whereas some of our other customers order only one prescription every few months. During 2020 our typical customer averaged $800 in net sales throughout the year. The loss of any one customer would not have a material adverse impact on our results of operations.

The following table illustrates the cumulative number of customers since the company commenced operations.

Third-party Payors

We enter into contracts with third-party payors (such as insurance companies, prescription benefit management companies, government agencies, private employers or other managed care providers) that agree to pay for all or a portion of a customer’s eligible prescription purchases based on negotiated and contracted reimbursement rates for each prescription drug included in the third-party payor’s formulary. We collect from the customer any amount that remains due after reimbursement from third-party payors, if any. Reimbursement amounts from third-party payors are recorded as accounts receivable until payment is received, typically 20-45 days after the prescription is filled.

In 2020, 79% of our net sales involved prescription medications eligible for reimbursement by third-party health insurance payors. Health insurance reimbursements are managed by intermediaries called Pharmacy Benefit Managers, or PBMs. Furthermore, NowRx is part of a Pharmacy Service Organization Administrator, or PSAO, called Healthmart Atlas (formerly called Access Health). Healthmart Atlas aggregates reimbursements from one of the larger PBM companies, Express Scripts, along with several other PBM companies. During 2020, third-party health insurance reimbursements remitted through Healthmart Atlas accounted for approximately 47% of our net sales.

Technology

NowRx has developed and deployed a comprehensive suite of technologies, including the following:

Unified Communication Layer: Virtual Assistants, Mobile App and Chat Bots

NowRx has developed an extensive communication layer that unifies communication from customers from across a variety of modalities, including mobile app, chat bot that interacts with native mobile texting, and voice-activated voice assistants such as Google Home, where NowRx is one of the few HIPAA-compliant healthcare application approved to manage prescriptions via voice. Customers can interact with NowRx using any of these communication modalities to manage new prescriptions and refills and receive helpful daily reminders.

“One Click Fill”: Fully Integrated, End-to-end Robotic Dispensing

NowRx has developed a proprietary software method of interfacing with a commercially available robotic dispensing system allowing automated dispensing of refill requests with the press of one button on the mobile app by the customer (“One-Click Fill”). Similarly, automated dispensing can be triggered by chat bot or voice-activated assistant command. Transfer requests from other pharmacies can also be made by the user via the app, chat bot or voice-activated assistant. Using Internet Protocol, these requests are automatically routed to the NowRx location where the robot performs automatic medication filling (sort, count, bottle, label and cap) without human intervention. A licensed pharmacist verifies every prescription before packaging for delivery, in accordance with regulations.

Delivery Logistics Layer and Opportunistic Refill Processing

NowRx has developed an extensive logistics platform and dashboard to optimize delivery routes based on traffic, geography and driver load. Furthermore, a large portion of medications are refilled and delivered to customers at regular intervals, usually once per month on or about the same day of the month (“ordinary refill queue”). However, refills may be opportunistically processed and delivered several days early, when permitted by the insurance health plan (typically 7 days in advance), to optimize delivery efficiency as measured by the number of refills delivered to the same neighborhood on the same day. As an illustration, if a new or refill prescription request is scheduled for delivery today to a certain neighborhood, the ordinary refill queue is scanned for any refills destined for the same neighborhood albeit several days in the future (“opportunistic refill”). These opportunistic refills are thus processed several days earlier than originally scheduled, thereby optimizing today’s deliveries to the target neighborhood, resulting in a lower cost delivery. As is always the case with deliveries, the customer is contacted first to confirm that an earlier delivery is acceptable.

Predictive Purchasing and Inventory Management Using Machine Learning

NowRx has developed a machine learning algorithm approach to predicting and fully automating inventory purchase requirements based on several factors including patient order history, seasonality, day of the week, price fluctuations by manufacturer and medication identification, and other factors. The Company believes this innovative approach to predictive inventory management will provide several benefits including: more efficient use of capital and reduced instances of out of stock, lower average cost of goods, among other things.

Screenshot of bottle image after robotic fill.

Screenshot of prospective customer requesting change to NowRx pharmacy.

Screenshot of logistics and route planning.

Future Development

Patient Analytics: NowRx Medication Adherence IndexSM

NowRx is developing a method to improve the consistency with which patients adhere to their prescription plans (“medication adherence”). Patient frustration with the pharmacy process contributes to delays or postponement of medication regimes, non-adherence and in some cases prescription abandonment. Non-adherence is common. 110 million prescriptions are abandoned each year.5 For chronic disease patients, it is estimated that between 20% and 30% of prescriptions are never filled and up to 50% of medications are not taken as prescribed. Failure to follow prescriptions causes some 125,000 deaths per year and up to 10% of all hospitalizations. Medication non-adherence has been estimated to cause between $100 billion to $289 billion in waste to the U.S. healthcare system.6  One study found that 35% of patients who failed to fill their prescriptions cite the following reasons: 1) too busy to go to pharmacy, or too inconvenient, 2) forgot, or 3) lack of transportation.7  Patients that fail to adhere to their medication regimes, particularly those medications for chronic health conditions such as heart disease, diabetes and COPD, sometimes risk critical health episodes that lead to emergency healthcare services (hospitalizations, emergency rooms, or urgent care facilities). We believe it is possible to identify which patients are more likely to become non-adherent. NowRx intends to utilize data analytics and machine learning to calculate the NowRx Medication Adherence IndexSM, which will trigger additional communication and service protocols, such as additional text messages, phone calls from a pharmacist or coordination with a physician, to help improve medication adherence.

Mastering “The Last Mile of Healthcare”

Pharmacy represents a key entry point into the healthcare system for many customers. In fact, there are few aspects of healthcare that do not at some point intersect with pharmacy. Pharmacy data is some of the most valuable healthcare data available and we receive this data in its raw form, directly from physicians. In this way, we think about NowRx as a technology and Big Data company, and we plan to continue to develop advanced technologies across a wide array of pharmacy applications. All use of aggregate data is strictly subject to all applicable HIPAA and other privacy laws. In addition, pharmacists rank very high as authority figures in the healthcare planning for many customers. We believe there is an opportunity for technology-enabled, delivery-based pharmacies to become “health hubs” of the future, offering a platform to deploy additional healthcare services directly to customers, wherever they consume their healthcare services: at home, online or on their smartphone.

Marketing

NowRx focuses marketing on three channels: physician referral, direct-to-consumer and telehealth. We market to physicians utilizing marketing representatives who visit directly with physicians and their staff to promote the benefits of NowRx not only to their patients but also to the physician’s office itself. Physicians obtain several benefits from the NowRx service, including reduced office resources spent managing patient prescriptions, streamlined insurance plan approvals including pre-authorizations, and more consistent application of drug coupons, all of which reduce the number of inbound calls to physicians, reduce time spent by physicians’ staff speaking with customers, drive higher patient satisfaction and potentially better patient health outcomes. NowRx also markets directly to healthcare facilities such as assisted living facilities that generate high volume prescription orders from multiple patients, and local hospitals, both of which are especially resource efficient marketing channels. As for direct-to-consumer marketing, we have continued to strengthen our presence on social media sites such as Facebook, as well as more traditional consumer marketing methods such as radio and TV. As the company scales up and achieves broad-based consumer recognition in any given region, we will increasingly focus on consumer driven marketing, both digital and traditional, in the pursuit of revenue growth.

5 “Understanding Prescription Abandonment”, CVS, 2008.

6 “Interventions to Improve Adherence to Self-administered Medications for Chronic Diseases in the United States: A Systematic Review”, Annals of Internal Medicine.

7 “The Consent and Prescription Compliance (COPRECO) Study”, Academy of Emerging Medication, 2008.

During 2020, the company continued to increase spending on direct-to-consumer digital advertising, as reflected by the higher sales and marketing expense in our financial statements, as we attempt to increase market share in the areas surrounding our new micro-fulfilment centers.

Market Opportunity

Retail pharmacy is a $319 billion industry that we believe is on the brink of total transformation – a transformation the leading competitors are ill-equipped to address.  We believe recent trends in the on-demand economy clearly demonstrate that the historic pharmacy model of requiring “in-store pickup” is becoming outdated, as consumers are increasingly demanding more services delivered the same-day or even same-hour. The large players in the industry are currently committed financially to a business model that is fundamentally dependent on customers coming into stores to pick up their prescriptions and then buying additional items such as over-the-counter drugs and sundries. In the US during 2020, there were approximately 59,600 pharmacy locations that dispensed 6.1 billion 30-day equivalent prescriptions.8 The traditional pharmacy model with expansive retail space offering other products beyond prescription medications (such as over-the-counter medications and sundries) creates a strong financial incentive for large pharmacy chains to maintain their in-store pickup model for the upsell opportunity. We believe adopting a free same-day delivery necessarily reduces the upsell opportunity created by in-store foot traffic and thereby undermines the financial viability of the thousands of brick and mortar locations that are the backbone of the industry (i.e., industry disruption).9 Furthermore, we believe the reliance on extensive retail infrastructure by the large pharmacy chains and the apparent lack of automation technology, places them at a significant competitive disadvantage in attempting the NowRx free same-day delivery model. In fact, recent attempts at same-day delivery by several industry leaders come with a charge of $8.99 to the customer or $4.99 for next day delivery, a model we believe will be a non-starter for most mainstream pharmacy customers. 1011 During the coronavirus pandemic some of these players waived delivery fees temporarily for next day and 2-day delivery. Notwithstanding the foregoing, we believe that the large chain store pharmacies will ultimately be compelled to provide a free same-day delivery model permanently but are likely to do so through acquisitions or strategic partnerships with existing players such as NowRx that will have already developed systems, processes, automation software and other technology optimized from the ground up for free same-day delivery. Acquisition or strategic partnership can be a much easier path of entry for a legacy player since it can substantially reduce the technology risk. This result could serve NowRx stockholders well since it affords the company another opportunity for a liquidity event beyond a potential eventual initial public offering, particularly if there are competing acquisition offers from existing players as well as new technology-based entrants such as Amazon or Uber. We cannot assure you, however, that any such acquisition or IPO will take place.

Competition

The retail pharmacy industry is highly competitive and going through rapid changes as it grapples with increasing consumer demand for better customer service including same-day delivery. NowRx competes with, among others, other startups in the on-demand prescription drug delivery space, retail drugstore chains, independently owned drugstores, wellness offerings and mail order pharmacies. We compete on the basis of convenience and customer service that is made possible through our new model for pharmacy based on efficient, highly automated micro-fulfilment centers powered by robotics, AI-powered chat bots, other software automation, and logistics all optimized for free same-day delivery and one-hour, expedited delivery. We intend to continue establishing a unique brand known for the ultimate in pharmacy convenience and dependability. We believe continued consolidation of the drugstore industry, new entrants like Amazon, and the aggressive discounting of generic drugs by mass merchandisers will further increase competitive pressures in the industry.

8 “The 2020 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, February 2020.

9 “The innovator's dilemma: when new technologies cause great firms to fail”, Christensen, Clayton M, 1997.

10 “CVS expands same-day prescription delivery nationwide”, CNBC, April 4, 2019.

11 “Walgreens launches next-day prescription delivery with FedEx to compete with Amazon”, CNBC, December 6, 2018.

Startups

We are aware of several startups in the same-day prescription drug delivery space, including Alto Pharmacy, Capsule, and Medly. Alto Pharmacy is headquartered in the San Francisco Bay Area and emphasizes fertility, HIV and other specialty pharmacy products. Medly currently serves parts of New York City and a part of New Jersey, and also targets specialty pharmacy rather than traditional retail pharmacy products. Capsule started in New York and has now expanded to several other states including California. Several of these competitors have raised significant venture capital rounds of funding. We believe NowRx is the most technologically advanced pharmacy solution on the market and offer the most customer-centric and reliable on-demand service available, as demonstrated by our consistently higher customer reviews.

Large Chain Pharmacies

The strategy of national pharmacy chains is fundamentally based on in-store upsell opportunities (over-the-counter and sundries). Any move by the pharmacy chains into free delivery would necessarily decrease customer foot traffic, undermine their upsell opportunities, and jeopardize the financial results of their expansive retail infrastructure. Free delivery of prescription drugs will inevitably disrupt their existing business model. We believe that ultimately the large chain pharmacies will be compelled by virtue of consumer demand to enter the on-demand, free same-day delivery space and likely will do so by acquiring existing players such as NowRx. As such, NowRx is building its business with the possibility of such a sale in mind, positioning itself to assure that its back-office infrastructure, its technology, and its delivery platform, are robust enough to support a business with thousands of highly efficient and automated locations. While there can be no assurance that a large pharmacy chain will seek to acquire the company, we believe this approach will make the company highly attractive to a large strategic buyer.

Mail Order Pharmacies

Mail-order pharmacy is a $168.5 billion market. The number of prescriptions being filled by mail-order pharmacies has been in decline the last several years, losing market share to retail chains and independent pharmacies, although they remained flat in 2020.12 Mail is an inexpensive and fairly convenient service, but by its very nature it is not an immediate or same-day service. It does not address “same-day fill” prescriptions, which is the $319 billion market that NowRx is addressing. Furthermore, acute, refrigerated (antibiotics, insulin, etc.) and controlled medications (schedule II narcotics, psychotropics, etc.), and first-time prescriptions that require pharmacist consultation, are better suited for local, retail or on-demand pharmacy dispensing.

Amazon and Other New Entrants

In 2018, Amazon acquired PillPack, an online pharmacy that ships through the mail drugs packaged in pre-sorted doses, but critically does not provide same-day delivery. Similar to other mail-order businesses, prior to the acquisition Pillpack had a small number of pharmacy locations distributed strategically across the United States: Manchester, New Hampshire, Miami, Florida, Brooklyn, New York, Phoenix, Arizona and Austin, Texas – situated to promote consistent mail delivery to most or all parts of the United States. Mail order pharmacy locations can deliver to customers outside of these states using out-of-state pharmacy licenses. In order to provide same-day and even same-hour delivery, pharmacy fulfilment centers must be located near customers, and each facility is required by regulations to maintain its own pharmacy inventory on location, with licensed pharmacists on premises during business hours, similar to a local retail pharmacy. We believe that while it is possible Amazon is going to eventually target same-day delivery pharmacy, Pillpack is decidedly a mail delivery pharmacy without the required licenses, infrastructure, systems or processes required to provide same-day delivery. Amazon has recently announced two-day mail delivery, which is faster mail delivery than existing mail delivery pharmacies but still not equivalent to same-day delivery and still unable to respond to customers that require same day delivery for their urgent/acute medications. Amazon may build the necessary requirements for same-day delivery but we believe they are currently targeting mail delivery and further, they would have to add substantially to the current Pillpack offering to achieve same-day delivery.

12 “The 2020 Economic Report on US Pharmacies and Pharmacy Benefit Managers”, Pembroke Consulting, February 2020.

We believe NowRx has developed unique technology to make same-day delivery of pharmacy successful, something that is not easy to accomplish using existing industry software. Pharmacy is a very high touch, intense customer service business, with many complexities at the point of service that can force delays, and pharmacy customers typically have very little tolerance for any lapses in service. As a healthcare business, pharmacy also involves personal health information and therefore, a high degree of security and customer trust. We believe these potential customer service lapses need to be solved with advanced technology that can interface with insurance health plans, physician medical record systems, and logistic platforms, Other new, unknown entrants may also enter this space.

Employees

At December 31, 2020, we have 62 full-time employees and 3 part-time employees, including 10 licensed pharmacists.

Intellectual Property

The company does not currently hold any patents or trademarks. The company has filed a provisional patent covering several areas of our technology discussed above under “ — Technology.”  This provisional patent filing was registered with the US Patent Office on January 17, 2018 with serial no. 62618154. The provisional patent was converted into a utility patent on January 17, 2019 with serial no. 16249899.

Regulation

Our business is subject to federal, state and local laws, regulations, and administrative practices concerning the provision of and payment for health care services, including, without limitation: federal, state and local licensure and registration requirements concerning the operation of pharmacies and the practice of pharmacy; Medicare, Medicaid and other publicly financed health benefit plan regulations prohibiting kickbacks, beneficiary inducement and the submission of false claims; the ACA; regulations of the FDA and the DEA, including regulations governing the purchase, sale, storing and dispensing of controlled substances and other products, as well as regulations promulgated by state and other federal agencies concerning automated outbound contacts such as phone calls, text messages and emails.

NowRx is licensed by the DEA and the state of California. Our existing pharmacies are regulated by the state of California. As we expand our operations within California and in other states, each micro-fulfilment center will constitute a pharmacy, which will require a separate state license, and the company will become subject to additional states’ licensure and registration requirements.

Our business is also subject to patient privacy and other obligations, including responsibility imposed by HIPAA. As a covered entity, we are required to implement privacy standards, train our employees on the permitted uses and disclosures of protected health information, provide a notice of privacy practice to our customers and permit customers to access and amend their records and receive an accounting of disclosures of protected health information. We are also subject to federal and state privacy and data security laws with respect to our receipt, use and disclosure by us of personally identifiable information, which laws require us to provide appropriate privacy and security safeguards for such information.

In addition, in connection with the operation of our distribution center, we are subject to laws and regulations relating to the protection of the environment and health and safety matters, including those governing the management and disposal of hazardous substances and the cleanup of contaminated sites.

The Medicare Part D program has undergone significant legislative and regulatory changes since its inception and continues to attract a high degree of legislative and regulatory scrutiny. The applicable government rules and regulations are expected to continue to evolve in the future.

Property

NowRx currently leases the space for its micro-fulfilment centers. As of December 31, 2020, the company owns three Parata Max robotic dispensing systems. As of December 31, 2020 the company has entered into leases for a total of 9 micro-fulfillment centers

•	3 in the San Francisco Peninsula Area, which are licensed and operational,
• • •

2 in the San Francisco East Bay area, which are licensed and operational,

1 in the Los Angeles area, which is licensed and operational,

2 in Orange County, 1 which is licensed and operational, and 1 which is in the process of becoming licensed and operational, and

•	1 in Phoenix, Arizona Area that is licensed and operational.

The company leases one additional office in the San Francisco Peninsula Area and one office in Orange County for administration staff.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2020.

Overview

The company is an on-demand pharmacy, leveraging the latest in software technology, artificial intelligence, robotics and logistics to provide free same-day delivery of prescription medications, thereby avoiding the need to ever visit the pharmacy. NowRx was founded in February 2015 and commenced operations and revenue generation in January 2016. In 2015 the company was focused on obtaining its pharmacy licenses, developing the technology for the pharmacy platform and the mobile app, and establishing its first pharmacy location.

The company’s service has taken on more significance as a result of the coronavirus pandemic. Patients with underlying health conditions, many of them older, are increasingly looking for services that can provide free home delivery of prescription medications so they are not forced to visit crowded pharmacies and risk exposure.

The company’s net sales consist of payments for prescription and some over-the-counter (“OTC”) items. For a prescription medication covered by a third party payor, such as an insurance company, a pharmacy benefit management (“PBM”) company or a manufacturer coupon plan, the company receives a portion of its revenues from the patient, in the form of a co-payment paid or charged at the time the prescription is filled, and the remainder as a reimbursement from the third-party payor, at contracted prices. For prescription medications not covered by a third-party payor, the payment is collected entirely from the patient. The company records the amounts subject to reimbursement in accounts receivable until payment is received, typically 20-45 days after the prescription is filled. Cost of goods sold consists primarily of prescription and OTC medications that are acquired from wholesale suppliers.

Our net sales, gross profit margin and gross profit are impacted by, among other things, the percentage of prescriptions that we fill that are generic versus brand name, the rate at which new generic and brand name drugs are introduced to the market, the mix of business between prescription medications and OTC items, and variations in wholesale pricing. Because any number of factors outside of our control can affect timing for a generic conversion, we face substantial uncertainty in predicting when such conversions will occur and what effect they will have on particular future periods. Further consolidation among generic manufacturers coupled with changes in the number of major brand name drugs anticipated to undergo a conversion from branded to generic status may also result in gross margin pressures within the industry. We continuously face reimbursement pressure from PBM companies and other commercial third-party payors. In addition, plan changes with rate adjustments often occur in January and our reimbursement arrangements may provide for rate adjustments at prescribed intervals during their term. Wholesale pricing plans provide volume discounts that present an opportunity to increase gross margins as we grow our business. Increasing the percentage of revenue contributed by OTC items can also expand margins, as OTC items typically have higher margins than prescription medications. Longer term, we expect downward pressure on reimbursements to be offset by improvements in wholesale volume discounting and increased OTC sales. However, there is significant uncertainty in predicting the result of these offsetting factors on margins.

Results of operations

Year ended December 31, 2020 Compared to Year ended December 31, 2019

Net Sales

The company’s net sales for the year ended December 31, 2020 were $13,414,400, an increase of $6,339,514, or 89.6%, from net sales of $7,074,886 in 2019. This increase is attributable to a significant increase in number of customers. Cost of goods sold was $11,932,203 in 2020, resulting in gross profit of $1,482,197, and a gross margin of 11.0%. This compares to cost of goods sold totaling $6,174,511, gross profit of $900,375, and a gross margin of 12.7% in 2019. The company sold 133,625 prescription orders in 2020, as compared to 75,647 prescription orders in 2019. Average revenue per prescription and average gross profit per prescription in 2020 were $100.39, and $11.09, respectively. In 2019, average revenue per prescription was $93.53 and average gross profit per prescription was $11.90. In April 2019, the company implemented its own proprietary pharmacy management system to increase pharmacy automation and efficiency, and to improve control over inventory purchasing and insurance claim submissions, with several additional features planned during 2021. The company’s mix of business, brand name drug vs. generic drug, remained relatively unchanged in 2020 as compared to 2019. While the company does not anticipate dramatic change in the mix of business in the near term, new contracts from wholesaler arrangements, drug manufacturers, health facilities or other partners could have significant impact in its mix of business and/or margins.

Operating Expenses

Operating expenses in 2020 were $11,695,925, compared to $6,686,315 in 2019, an increase of $5,009,610, or 74.9%, resulting from the company’s expanding operations to meet increased customer demand, increase in marketing to raise awareness of our service, and increase in technology development.

Pharmacy operations and support expenses represented the largest component of this increase, from $3,527,141 in 2019 to $4,876,568 in 2020, as:

•	the company’s pharmacy payroll increased from $1,600,895 for 2019, to $2,322,056 for 2020, as the company fulfilled 133,625 prescriptions during 2020 versus 75,647 prescriptions in 2019,
•	delivery costs increased from $906,525 in 2019 to $1,251,947 in 2020, as the company delivered 77% more prescriptions in 2020 as compared to 2019,
•	Rent and buildout expense increased by $402,517, from $466,368 for 2019 to $868,885 for 2020, as the company added 4 new micro-fulfilment centers to support expansion, and
•	Other pharmacy operations expenses for 2020 were $717,749, an increase of 30% from $553,353 for 2019.

We anticipate that our pharmacy operations and support expenses will continue to increase as we continue to grow and expand geographically. To execute on our plan to establish multiple locations in strategic patient-dense areas, we will need to lease additional space for new micro-fulfilment centers. For instance, in 2020 and 2021, we entered leases for new facilities in Pleasanton, California, Hayward, California, Van Nuys, California, Capistrano Beach, California, Laguna Hills, California and Mesa, Arizona. Throughout 2021 and beyond the company intends to continue to lease additional space to support new fulfilment centers in new territories.

Sales and marketing expenses grew 142.2% from $1,437,760 in 2019 to $3,481,945 in 2020 as the company increased marketing efforts to raise awareness among physicians, health facilities and consumers. A significant portion of the sales and marketing expenses in 2020, $2,041,872, was directly related to the company’s Regulation A Offering that began in 2019 and continued through the first half of 2020 (see “-- Liquidity and Capital Resources” below).  Sales and marketing unrelated to the offering in 2020 was $1,440,073, an increase of 35% over non-offering related marketing in 2019 of $1,067,766. $898,384 of the marketing expense unrelated to the offering was for sales and marketing payroll, a 68% increase from $535,774 for sales and marketing payroll in 2019, as the company added micro-fulfilment centers to support ongoing growth in customers. Other sales and marketing expenses, exclusive of payroll and the Regulation A Offering, for 2020 were $541,689, an increase of 306% from $133,565 for 2019. The company intends to further increase marketing, including advertising and hiring sales representatives, to drive further sales, which will result in a significant increase in these costs in future periods.

General and administrative expenses for 2020 were $1,738,447, compared to $844,085 for 2019, an increase of 106.0%, as the company expanded corporate staffing to manage growth.

Research and development expenses increased from $781,171 in 2019 to $1,472,062 in 2020, as the company developed the third release of its proprietary pharmacy management system, QuickFill. The company intends to continue investing in research and development to further enhance our pharmacy automation and logistics software platform.

Other income (expense) largely consists of interest income and expense, as well as any changes in fair value of the warrants that the company issued in connection with its credit facility established with Decathlon Capital Partners (“Decathlon”). The company classifies the warrants as liabilities, subject to re-measurement at each balance sheet date from issuance, and any change in fair value is recognized as a component of other expense. The company had $221,976 in interest expense in 2020, compared to $2,082 in 2019. The increased expense in 2020 was attributable to interest accrued or paid on its new credit facility. The company also recognized an expense of $18,836 as a result of change in value of the Decathlon warrant. See “—Liquidity and Capital Resources – Indebtedness.”

As a result of the foregoing factors, the company’s net loss was $10,423,845 in 2020, an increase of 80.2% from a net loss of $5,785,196 in 2019.

Liquidity and Capital Resources

As of December 31, 2020, the company’s cash and equivalents was $8,873,706. To date, the company has not made any profits and is still a “development stage company.” The company has recorded losses from the time of its inception in the total amount of $21,173,598.

In accordance with ASU No. 2014-15 Presentation of Financial Statements – Going Concern (subtopic 205-40), our management evaluates whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after the date that the audited financial statements are issued. We have incurred substantial losses since our inception and we expect to continue to incur operating losses in the near-term. We expect that we will need to raise additional capital to meet anticipated cash requirements over the next several years, depending on changing market and competitive conditions, our ability to secure lower cost of goods with volume, as well as our ability to gain further efficiencies from our proprietary automation technology. In addition, we regularly consider fundraising opportunities and will determine the timing, nature and amount of financings based upon various factors, including market conditions and our operating plans. As we have done historically, we may again in the future elect to finance operations by selling equity or debt securities or borrowing money. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our common and preferred stock. If additional funding is required, we cannot assure you that additional funds will be available to us on acceptable terms on a timely basis, if at all, or that we will generate sufficient cash from operations to adequately fund our operating needs. If we are unable to raise additional capital or generate sufficient cash from operations to adequately fund our operations, we will need to curtail planned activities to reduce costs. Doing so will likely have an unfavorable effect on our ability to execute on our business plan, and have an adverse effect on our business, results of operations and future prospects.

2019 Regulation A Offering; Issuance of Series B Preferred Stock

On September 20, 2019, the company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “2019 Regulation A Offering”), pursuant to which it offered to sell up to 5,800,969 shares of its Series B Preferred Stock, convertible into shares of Common Stock, at a price of $3.4477 per share. The company intends to utilize the net proceeds from the 2019 Regulation A Offering to execute on its business plans.

The company held its first closing in connection with the 2019 Regulation A Offering on November 19, 2019, in which it received gross proceeds in excess of $1.6 million. The initial closing of the 2019 Regulation A Offering constituted a qualified financing for purposes of the company’s 2019 SAFE securities, all of which were converted into shares of the company’s Series B Preferred Stock at that date. The 2019 Regulation A Offering terminated on June 19, 2020. As of December 31, 2020, the company issued 5,438,690 shares of Series B Preferred Stock in the 2019 Regulation A Offering, which provided net cash proceeds after total offering expenses and commissions of $18.75 million. The company has used a portion of the net proceeds to hire additional sales personnel, purchase additional equipment and furnishings for its new fulfillment centers, fund expanding operations, and develop the next phase of its proprietary software.

Issuances of SAFE and KISS securities

In August and September 2019, the company issued a series of simple agreements for future equity (“2019 SAFE securities”) for total proceeds of $675,000 in reliance on Regulation D under the Securities Act. The initial closing of the 2019 Regulation A Offering triggered the conversion provisions of the 2019 SAFE securities, all of which converted into 279,429 shares of Series B Preferred Stock.

In 2020, the company issued SAFE securities in reliance on Regulation D under the Securities Act for total proceeds of $303,622, which were converted into an additional 88,055 shares of Series B Preferred Stock.

On December 16, 2020, the company entered into a KISS agreement (Keep it Simple Security) for $750,000. The instrument matures in 24 months and bears 8% interest per annum compounded annually. The principal and accrued interest are payable on the maturity date. The issuance was made in reliance on Regulation D under the Securities Act. The proceeds were used for general business purposes.

Paycheck Protection Program (PPP) Loan

The company applied for loans being administered by the Small Business Administration under the Coronavirus Aid, Relief, and Economic Recovery Act of 2020 (“CARES Act”) to assist in maintaining payroll and operations through the period impacted by the COVID-19 pandemic. On April 21, 2020, the company entered into a loan under the Paycheck Protection Program (“PPP”), in the amount of $543,652, which may be forgivable as specified in the CARES Act. The loan will mature 2 years from the date it was issued and will accrue interest at a rate of 1% per year. If the company does not apply for loan forgiveness, it will be required to pay principal and interest payments of $30,032.32 per month, beginning six months from the last day of the covered period. The “covered period” during which PPP loan expenses may be incurred and spent begins on the date of loan origination and ends six months after origination. This funding helped defray additional expenses the company sustained due to having to pay hazard pay to employees, hire additional temporary workers and excess overtime due to surge in customer demand, and additional operational expenses due to additional safety measures being implemented within our pharmacy operations (daily cleanings, etc.). The company intends to apply for loan forgiveness by utilizing the funds in accordance with defined loan forgiveness guidance issued by the government. The Paycheck Protection Program Flexibility Act of 2020 authorized the company to apply for forgiveness of the funds utilized over the course of 24 weeks so long as the full-time equivalent staffing level remains the same (or increases) and that at least 60% of the funds are utilized to pay payroll costs. It is anticipated that between 80% and 100% of the PPP loan will be forgiven, according to the terms therein. The outstanding principal balance as of December 31, 2020 was $543,652.

Indebtedness

In 2019, the Company entered into a $100,000 inventory financing arrangement with Kabbage. The loan was secured by all assets of the Company, bore an interest rate of approximately 23% per annum, and was payable over six months, with expected average monthly payments of approximately $17,833, for a total repayment of $107,000. This loan was paid in full during 2020. There is no further obligation as of December 31, 2020.

In April 2018, the company extended the operating lease agreement for its office space in Mountain View, California for an additional 3 years. In connection with entering into the extension and as security deposit for the landlord, the company secured an irrevocable letter of credit with Silicon Valley Bank for $60,000 to the benefit of the landlord. To establish this facility, the Company placed $60,000 in a deposit account with Silicon Valley Bank. At December 31, 2020, the facility has not been drawn down and the company remains current with its lease payments.

On April 29, 2020, the company entered into a $3 million revenue-based financing facility with Decathlon. The facility matures on the earliest of (a) September 29, 2024, (b) immediately prior to a change in control of the company and (c) acceleration of the obligations, such as upon the occurrence of any event of default under the agreement. If the facility is paid off after 6 months, the company will pay interest at a rate starting at 0.35 times the amount advanced under the facility up to 1.00 times the amount advanced if the facility is paid off after more than 30 months have elapsed from the effective date. The facility requires monthly payments, commencing on May 15, 2020, equal to the product of all revenue for the immediately preceding month and applicable revenue percentage, which is 2.25% in 2020, 2.5% in 2021 and 3.00% in 2022. If the annual revenue is not equal to at least 80% of projected revenue, the applicable revenue percentage for all subsequent payments will automatically increase by 0.50%, without notice from the lender. The facility is secured by the company’s assets. At December 31, 2020, $1,971,648 was outstanding under the facility, net of unamortized discount of $3,772.

In connection with the facility, the company issued a warrant to Decathlon for $1,000. The warrant expires on April 29, 2030. The fair value of this warrant was $4,428, which was recorded as a discount to the loan payable and is being amortized over the term of the loan. See Note 4 to the audited consolidated financial statements.

In March 2020, the company entered into a 5-year operating lease agreement for micro-fulfilment space in Mesa, Arizona, as it expands outside of California. In June 2020, the company entered into a 5-year operating lease agreement for micro-fulfilment space in Pleasanton, California. In addition, in July and August 2020, the company entered into 5-year operating lease agreements for micro-fulfilment space in Hayward and Van Nuys, California. In October and November 2020, the company entered into 3-year operating leases for office space in Capistrano Beach, California. Since December 31, 2020, the company has entered into an additional 3-year operating lease for office space in Capistrano Beach and a 5-year operating lease for a micro-fulfillment center in Laguna Hills, California. Management anticipates it will incur additional capital expenditures in the future as the company continues to expand to these and other new locations.

The company currently has no material commitments for capital expenditures. The company maintains inventory used in the normal course of business and had $1,606,700 of inventory on hand as of December 31, 2020.

Trend Information

Margin trends

The company has several initiatives underway to increase gross margins and improve operating margins, as follows:

•	Pharmacy Management System – The company historically utilized an “off-the-shelf” industry software system to manage pharmacy operations. Management has noted several areas of inefficiencies in the pharmacy management system that cause higher than necessary labor costs for filling prescriptions, as well as, inefficiencies in inventory purchasing and insurance claims that negatively impact gross margins. Inventory purchases occur daily and human errors can result in a failure to purchase the lowest cost product available, sometimes having substantial impact on gross margin. Insurance claim processing is also subject to human errors that can negatively affect the insurance claim reimbursement amount, sometimes reducing the reimbursement several fold, again negatively impacting gross margin. During the latter half of 2018 and early 2019, the company developed a proprietary pharmacy management system to replace the “off-the-shelf” industry software the company historically utilized. The company expects this new pharmacy management system over time to reduce labor costs per prescription order, provide improvements in customer service, and improve control over inventory purchasing and insurance claim submissions. The system was put into production during April 2019, with significant updates planned every few months for the foreseeable future as the company continues to invest in Research and Development. Over time, the company anticipates a gradual reduction in pharmacy labor and an increase in gross margin, as the company continues to invest in research and development in software automation and gains inventory purchasing power with increased scale. There can be no assurances that these improvements will materialize exactly as expected.
•	AI-Assisted Customer Chat Bot – The company is developing a proprietary system to provide its customer service agents a rapid, precise and effective response to customers via text or app notification. The system is based on artificial intelligent algorithms and natural language processing that accurately interprets pharmacy customer questions and automatically pulls critical information from the patient’s file. The information is presented to the customer service agent in in a variety of natural-language consistent responses that can be sent to the customer with a simple click.

•	Optimized Robotic Dispensing – The company has more than a year of experience with a robotic dispensing system, the usage of which is currently below capacity. As order volume grows and the company further enhances its own proprietary pharmacy management system, we believe there is an opportunity to increase the efficiency and utility of the robot to reduce labor costs per order.
•	Pharmacy Refill Process Optimization – The company is developing proprietary algorithms to opportunistically process refills in advance of customary refill date, based on geographic location, in order to optimize delivery routing and reduce delivery costs per order. See “The Company’s Business – Technology — Delivery Logistics Layer and Opportunistic Refill Processing.”

•	Reduced Delivery Expense per Order – As the company increases revenue and customer volume per geography, the customer density increases and the run time per delivery is reduced, increasing the number of orders delivered per driver-hour and reducing the delivery cost per order. In addition, in territories with high customer density, the company plans to add additional micro-fulfilment centers and is developing algorithms to triage new customer requests and upcoming, scheduled refills based on their location to further optimize delivery routing.
•	Wholesale Volume Discounts – Wholesale pharmaceutical suppliers offer discounts for increasing volume of purchases and longer-term contracts. As we grow our business, management anticipates being able to purchase products at a reduced cost.
•	Increased OTC sales – Many OTC products on average have a larger gross margin than the average prescription medication. Management intends to increase OTC as a percentage of sales over time, increasing average revenue per order (“basket size”) as well as increasing the overall gross margin for the company.
•	Medication Synchronization – Many customers have multiple prescription medications that refill monthly, but often at times such that the refill dates fall on different days of the month causing multiple trips to the same customer’s house per month. By synchronizing medications, with the customer’s approval, to refill on the same day of the month, delivery efficiency can be enhanced, reducing delivery costs per order.

Order trends

The company seeks to continually grow the number of orders and its revenues by focusing on two initiatives:

•	Increase sales and marketing through a combination of direct consumer advertising and sales representatives, which has generated steady growth from inception in the number of prescriptions, the number of referring physicians, and in revenues. The company plans to moderately increase spending on direct-to-consumer marketing during 2020 and 2021 to accelerate growth in customers and revenue, although there can be no assurances that this effort will produce substantial growth in customers and revenue, or produce a customer acquisition cost (CAC) that is attractive relative to the average life-time-value (LTV) of a typical customers.
•	The company added its third operational pharmacy location in early December 2019, in Irvine, California, and has 2 additional locations licensed, and another location in Mesa, Arizona that has recently been leased and is in the process of licensing. Should the company continue to have access to sufficient growth capital, the company plans to expand into new geographies and anticipate it will experience growth rates and other business performance metrics equal to or better than those achieved in the company’s initial service territory. Even if we are able to meet our projected timeline for establishing new geographies, these operations may not generate the anticipated growth in customers, orders and revenues at the pace that we project. Management believes that, given the growth pattern of revenues since inception through December 31, 2019, assuming we increase marketing expenditures as planned, it is likely that revenues will continue to increase. Even if we are able to meet our projected timeline for establishing the new geographies, these operations may not generate the anticipated growth in customers, orders, revenue and profit(loss) at the pace that we project.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the United States. While the disruption is currently expected to be temporary, there is uncertainty around the duration.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our operations.

As the company qualified as an essential business as defined by state regulations, we continued to operate our fulfillment centers with modifications to work flows to maintain social distancing. At the same time, we have taken a variety of safety measures following federal, state and local guidelines at our fulfillment centers’ operations. These safety measures include enhanced daily cleaning and disinfection policies, enhanced personal hygiene efforts and implementing social distancing efforts and awareness throughout the fulfillment centers. To date, we have not experienced any significant disruptions in our pharmacy operations, supply chain or any delivery interruptions or delays. If, as a result of COVID-19, we face disruptions in our supply chain, or are unable to continue to operate one or more of our fulfillment centers or timely deliver orders to our customers, we may not be able to retain our customers or attract new customers.

Since late March 2020, we have experienced an increase in demand primarily as a result of changes to consumer behaviors resulting from the various stay-at-home orders in California in response to the COVID-19 pandemic. This increased demand may not continue at current levels, if at all, depending on the duration and severity of the COVID-19 pandemic, the length of time stay-at-home orders stay in effect and for economic and operating conditions, and consumer behaviors to resume to levels prior to the COVID-19 pandemic and numerous other uncertainties.

The ultimate financial impact on the company’s future operating results and consolidated financial statements cannot be reasonably estimated at this time.  However, as of the date of this report, the company has experienced increased demand for its products and services, so it does not expect this matter will have a material negative impact on its business, results of operations, and financial position.

Item 3. Directors and Officers

Directors, Executive Officers and Significant Employees

The company’s executive officers and directors are listed below. The executive officers are full-time employees.

Name	Position	Age	Date Appointed to Current Position
Executive Officers
Cary Breese	Chief Executive Officer, Chief Financial Officer	54	June 24, 2015
Sumeet Sheokand	Chief Technology Officer	46	June 24, 2015
Directors
Cary Breese	Director	54	June 24, 2015
Sumeet Sheokand	Director	46	June 24, 2015
Barry Karlin	Director	66	January 2, 2018
Significant Employee
Melissa Bostock	Pharmacist-in-Charge	40	October 15, 2015

Cary Breese, CEO and Co-founder

Cary Breese has served as the company’s CEO and CFO since the formation of the company in 2015. Prior to founding NowRx, Cary was CEO of GenieDB, a venture-funded tech startup that provided distributed MySQL database-as-a-service to enterprises, from 2012 until 2014. At GenieDB, Cary maintained overall responsibility for all operations, financing, marketing and sales. From 2011 to 2015, Cary was also a founding member and CFO of Frost Data Capital, a Big Data new company incubator and venture fund focused on new innovations in data management, data analytics and internet of things. Cary also was CEO of a successful financial tech company, Trafalgar Insurance Services, which he acquired in March 2003 and then led through financial turnaround and ultimate sale to a large regional financial services firm. Cary holds a Bachelor of Science degree in Electrical Engineering from Drexel University, and holds an ACAS designation from the Casualty Actuarial Society, a professional society whose members have demonstrated expertise in finance, economics, insurance and risk management.

Sumeet Sheokand, CTO and Co-founder

Sumeet Sheokand has served as the company’s CTO, a position in which Sumeet since the formation of the company in 2015. During 2014, Sumeet was involved with a startup incubator as an Entrepreneur-in-Residence. He also consulted with a top-3 US telecom provider to build their social media customer listener platform. Sumeet was CTO of GenieDB from 2012 until 2014, where he was responsible for all technology and software. Prior to joining GenieDB, Sumeet worked in technology management in a number of enterprises. Sumeet holds an undergraduate degree in Electrical and Computer Engineering from National Institute of Technology Kurukshetra, India, and a Masters of Business and Administration from UCLA Anderson School of Management.

Melissa Bostock, Pharmacist-in-Charge

Melissa Bostock has served as NowRx’s Pharmacist-in-Charge since the company began operations in November 2015.  Prior to joining NowRx, Melissa was Pharmacy Executive Team Manager at Target, from July 2012 to November 2015. Melissa holds a BS degree in Microbiology and a Master of Public Health degree in Community Health, from UCLA, and holds a Doctor of Pharmacy from University of California, San Francisco.

Barry Karlin, Director

Barry Karlin joined the Board in January 2018. Since May 2014, he has been a private investor in real estate, high technology, and healthcare companies, and regularly consults to private equity firms as well as to public and privately held wealth management companies, primarily in the healthcare services sector. Barry was the founder, Chairman and CEO of Prospira PainCare, a physician-based rollup of pain management practices, from August 2012 to May 2014. He was also the founder, Chairman and CEO of CRC Health Group from 1995 to 2010, a specialized behavioral healthcare treatment provider in the United States, Canada and the United Kingdom. In 2000, Barry founded eGetgoing, which offered treatment through live, audio/video based online technology. He served as Chairman and CEO before eGetgoing was acquired by CRC in 2002. He previously cofounded and served as Chairman and CEO of Navigation Technologies, formerly served as a general partner at a venture firm specializing in the wireless communications industry and served as a strategy management consultant; first with Strategic Decisions Group (1981 – 1984) and subsequently with Decision & Risk Analysis, Inc. (1991 – 1995). Barry has received numerous awards including Ernst & Young 2008 Northern California Regional Entrepreneur of the Year in Life Sciences, Silicon Valley Business Journal 2002 award for Fastest Growing Private Company, Certificate of Special Congressional Recognition in 2005 and the California Association of Drug Abuse Counselors award for exceptional contribution to the addiction community. He received his Ph.D. and M.S. from Stanford University in the Department of Engineering-Economic-Systems (specialty in Decision Sciences) and a B.S. in Electrical Engineering from the University of Witwatersrand in South Africa.

Compensation of Directors and Executive Officers

For the fiscal year ended December 31, 2020, we compensated our two highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation	Other compensation	Total compensation
Cary Breese	CEO	$250,000	$18,000	$268,000
Sumeet Sheokand	CTO	$250,000	$18,000	$268,000

Other than cash compensation, health benefits and stock options, no other compensation was provided to the executive officers, including in their capacity as directors of the company. The company’s non-executive director received no compensation in connection with his board service.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets out, as of December 31, 2020, the voting securities of the company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the company’s voting securities, or having the right to acquire those securities. The table assumes that all options and warrants have vested.

Name and address of beneficial owner	Title of class	Amount and nature of beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of class
Cary Breese 6 Trapani Laguna Niguel, CA 92677	Common Stock	3,617,600		0	42.42%
Sumeet Sheokand 995 W. Homestead Road Sunnyvale, CA 94087	Common Stock	3,182,400		0	37.32%
Barry Karlin 120 Atherton Ave Atherton, CA 94027	Common Stock	1,700,000	(1)	0	19.94%
All current officers and directors as a group (3 people)	Common Stock	8,500,000		0	99.68%
New Direction IRA, Inc. 1070 West Century Drive Louisville, CO 80027	Series A Preferred Stock	3,124,028		0	35.29%
All current officers and directors as a group (3 people)	Series A Preferred Stock	445,229		0	5.04%
New Direction IRA, Inc. 1070 West Century Drive Louisville, CO 80027	Series B Preferred Stock	691,005		0	71.2%
All current officers and directors as a group (3 people)	Series B Preferred Stock	0		0	0%

(1) All shares are owned by The Karlin Family Trust, of which Mr. Karlin is the trustee. As trustee, he exercises voting control over all shares.

Item 5. Interest of Management and Others in Certain Transactions

The company reimburses the CEO for an apartment on a month-to-month basis. Rent is $1,677 per month and is available for reimbursement monthly.

Item 6. Other Information

None

Item 7. Financial Statements

NowRx, Inc. and subsidiary

Delaware Corporation

Consolidated Financial Statements and

Independent Auditors’ Report

December 31, 2020 and 2019

NowRx, Inc.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management of NowRx, Inc. Opinion
Members of: WSCPA AICPA PCPS 802 North Washington PO Box 2163 Spokane, Washington 99210-216 P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com

We have audited the accompanying consolidated financial statements of NowRx, Inc., which comprise the consolidated balance sheets as of December 31, 2020 and 2019 and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NowRx, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of NowRx, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about NowRx, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of NowRx, Inc.’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington

April 30, 2021

NOWRX, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2020 and 2019

	2020	2019
ASSETS
Current Assets:
Cash and equivalents	$8,873,706	$702,626
Accounts receivable, net	1,156,705	568,664
Inventory	1,873,278	941,543
Prepaid expense	167,207	73,809
Other current assets	3,478	-
Total Current Assets	12,074,374	2,286,642

Non-Current Assets:
Property and equipment, net	1,194,153	732,670
Other non-current assets	285,678	226,266
Total Non-Current Assets	1,479,831	958,936

TOTAL ASSETS	$13,554,205	$3,245,578

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$857,541	$659,360
Accrued liabilities	361,198	323,776
SBA Paycheck Protection Program loan	543,652	-
Loan payable, net of unamortized discount	782,010	-
Warrant liability	23,264	-
Short-term inventory financing	-	63,667
Short-term notes payable	-	125,000
Total Current Liabilities	2,567,665	1,171,803

Non-Current Liabilities:
KISS liability	750,000	-
Loan payable, net of unamortized discount and current portion	1,189,638	-
Total Non-Current Liabilities	1,939,638	-

Total Liabilities	4,507,303	1,171,803

Stockholders' Equity:
Series A Preferred Stock, $0.00001 par value, 8,853,173 shares authorized, 8,853,173 and 8,853,173 shares issued and outstanding, liquidation preferences of $17,706,346 and $17,706,346 as of December 31, 2020 and 2019, all respectively.	88	88
Series B Preferred Stock, $0.00001 par value, 6,500,000 shares authorized, 6,497,179 and 970,434 shares issued and outstanding, liquidation preferences of $22,400,324 and $3,345,765 as of December 31, 2020 and 2019, all respectively.	65	10
Common stock, $0.00001 par value, 30,000,000 shares authorized, 8,584,000 and 8,527,500 shares issued and outstanding, 8,500,000 and 7,983,507 vested as of December 31, 2020 and 2019, all respectively.	86	85
Additional paid-in capital	30,220,261	12,823,345
Accumulated deficit	(21,173,598)	(10,749,753)
Total Stockholders' Equity	9,046,902	2,073,775

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$13,554,205	$3,245,578

See Independent Auditors’ Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2020 and 2019

	2020	2019
Sales, net	$13,414,400	$7,074,886
Cost of goods sold	(11,932,203)	(6,174,511)
Gross profit	1,482,197	900,375

Operating Expenses:
Pharmacy operations and support	4,876,568	3,527,141
General and administrative	1,738,447	844,085
Sales and marketing	3,481,945	1,437,760
Depreciation expense	126,903	96,158
Research and development	1,472,062	781,171
Total Operating Expenses	11,695,925	6,686,315

Loss from operations	(10,213,728)	(5,785,940)

Other Income (Expenses):
Interest income	427	1,826
Other income	30,268	-
Interest expense	(221,976)	(2,082)
Change in value of warrant	(18,836)	-
Total Other Income (Expenses)	(210,117)	(256)

Net Loss	$(10,423,845)	$(5,786,196)

Weighted-average vested common shares outstanding:
- Basic and Diluted	8,480,799	6,920,000

Net loss per common share
- Basic and Diluted	$(1.23)	$(0.84)

See Independent Auditors’ Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2020 and 2019

	Series A Preferred Stock		Series B Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid- In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance at December 31, 2018	8,841,630	$88	-	$-	8,527,500	$85	$10,055,650	$(4,963,557)	$5,092,266

Issuance of preferred stock for cash	-	-	691,005	7	-	-	2,382,379	-	2,382,386
Offering costs	-	-	-	-	-	-	(332,572)	-	(332,572)
Issuance of preferred stock as broker commission	11,543	-	-	-	-	-	23,086	-	23,086
Conversion of SAFE agreements	-	-	279,429	3	-	-	674,997	-	675,000
Stock-based compensation	-	-	-	-	-	-	19,805	-	19,805
Net loss	-	-	-	-	-	-	-	(5,786,196)	(5,786,196)
Balance at December 31, 2019	8,853,173	88	970,434	10	8,527,500	85	12,823,345	(10,749,753)	2,073,775

Issuance of preferred stock for cash	-	-	5,438,690	54	-	-	18,750,918	-	18,750,972
Offering costs	-	-	-	-	-	-	(1,701,278)	-	(1,701,278)
Conversion of SAFE agreements	-	-	88,055	1	-	-	303,621	-	303,622
Exercise of stock options	-	-	-	-	56,500	1	9,975	-	9,976
Issuance of warrant	-	-	-	-	-	-	1,000	-	1,000
Stock-based compensation	-	-	-	-	-	-	32,680	-	32,680
Net loss	-	-	-	-	-	-	-	(10,423,845)	(10,423,845)
Balance at December 31, 2020	8,853,173	$88	6,497,179	$65	8,584,000	$86	$30,220,261	$(21,173,598)	$9,046,902

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2020 and 2019

	2020	2019
Cash Flows from Operating Activities
Net Loss	$(10,423,845)	$(5,786,196)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	126,903	96,158
Stock-based compensation	32,680	19,805
Inventory obsolescence write-off	157,871	158,427
Loan fee	(11,675)	-
Loan discount amortization	656	-
Change in value of warrant	18,836	-
Changes in operating assets and liabilities:
Change in receivables	(588,041)	(212,348)
Change in inventory	(1,089,606)	(653,645)
Change in prepaid expenses	(93,398)	(21,357)
Change in other current assets	(3,478)	-
Change in deposits	-	15,000
Change in other non-current asset	(59,412)	(51,216)
Change in accounts payable and accrued liabilities	198,181	393,641
Change in accrued interest	37,422	-
Net Cash Used in Operating Activities	(11,696,906)	(6,041,731)

Cash Flows from Investing Activities
Purchases of property and equipment	(588,386)	(445,275)

Cash Flows from Financing Activities
Proceeds from loan payable	2,000,000	-
Repayment of loan payable	(12,905)	-
Repayments of short-term inventory financing	(63,667)	63,667
Repayments of short-term notes payable	(125,000)	125,000
Proceeds from SAFE agreements	303,622	675,000
Proceeds from SBA Paycheck Protection Program loan	543,652	-
Proceeds from KISS liabilities	750,000	-
Proceeds from issuance of preferred stock	18,750,972	2,382,386
Offering costs	(1,701,278)	(309,486)
Proceeds from exercise of stock options	9,976	-
Proceeds from issuance of warrant	1,000	-
Net Cash Provided by Financing Activities	20,456,372	2,936,567

Net change in cash and restricted cash	8,171,080	(3,550,439)

Cash and restricted cash at beginning of period	702,626	4,253,065
Cash and restricted cash at end of period	$8,873,706	$702,626

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$221,976	$-
Cash paid for income taxes	$-	$-

Supplemental Disclosure of Non-Cash Financing Activity
Conversion of SAFE agreement to preferred stock	$303,622	$675,000
Common stock issued as compensation	$32,680	$-
Preferred stock issued as broker compensation	$-	$23,086

See Independent Auditors’ Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

NOTE 1: NATURE OF OPERATIONS

NowRx, Inc. (the “Company”), is a corporation organized February 19, 2015 under the laws of Delaware. On November 19, 2020, the Company created a wholly owned subsidiary, NowRx Telehealth, Inc., a corporation organized under the laws of Delaware. The Company is an on-demand pharmacy that fulfills and delivers customer prescriptions using a web and application-based platform.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). These consolidated financial statements include all accounts of NowRx, Inc. and its wholly owned subsidiary, NowRx Telehealth, Inc. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and 2019, the Company’s cash balances exceeded federally insured limits by $8,123,706 and $77,022, respectively. As of December 31, 2020 and 2019, $60,000 of the cash balance is restricted due to collateral requirements for a letter of credit (LOC) in the same amount used in lieu of a security deposit for one of the Company’s locations.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported in the consolidated balance sheets to amounts shown in the consolidated statements of cash flows:

	12/31/2020	12/31/2019
Cash	$8,813,706	$642,626
Restricted cash	60,000	60,000
	$8,873,706	$702,626

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the consolidated financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has recorded an allowance against its accounts receivable balances of $17,170 and $17,170 as of December 31, 2020 and 2019, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $1,873,278 and $941,543 as of December 31, 2020 and 2019, respectively, consisted of pharmaceuticals and related products. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary. Inventory balances of $157,871 and $158,427 as of December 31, 2020 and 2019, respectively, were expired and written off as obsolete inventory.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets, which range from 5-15 years. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation charges on property and equipment totaled $126,903 and $96,158 for the years ended December 31, 2020 and 2019, respectively. The Company’s property and equipment consisted of the following as of December 31, 2020 and 2019:

	12/31/2020	12/31/2019
Automobiles	$544,711	$212,312
Furniture and equipment	435,271	435,271
Leasehold improvements	500,523	244,536
Property and equipment, at cost	1,480,505	892,119
Less: accumulated depreciation	(286,352)	(159,449)
Property and equipment, net	$1,194,153	$732,670

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

	Fair Value Measurement
	Carrying Value	Level 1	Level 2	Level 3
As of December 31, 2020 Derivative liability	$23,264	$-	$-	$23,264

Changes in Level 3 financial liability measured at fair value for the year ended December 31, 2020 follows:

Fair value at date of issuance	$4,428
Change in fair value of derivative	18,836
Balance as of December 31, 2020	$23,264

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. For stock-based financial instruments, the Company uses the Black-Scholes-Merton pricing model to value the derivative instruments. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Beneficial Conversion Features

Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company’s contracts to provide goods to customers. Revenues are recognized when control of the promised goods are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019 and applied to the periods presented using the full retrospective method. The Company generally recognizes revenues upon delivery of its products.

Cost of goods sold includes product costs, while delivery related costs are included in pharmacy operations and support in the consolidated statement of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $1,472,062 and $781,171 for the years ended December 31, 2020 and 2019, respectively.

Sales and Marketing

Sales and marketing costs are expensed as incurred and include advertising costs related to the Series A and Series B Preferred Stocks offerings. Total expenses related to sales and marketing was $3,481,945 and $1,437,760 for the years ended December 31, 2020 and 2019, respectively, which included marketing costs related to its securities offerings of $2,041,872 and $396,994, respectively.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to consolidated stockholders’ equity upon the completion of an offering or to expense if the offering is not completed.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards.  Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company pays Federal and California income taxes at rates of approximately 21% and 8.8%, respectively, and has used an effective blended rate of 28% to derive net tax assets of $6,346,576 and $2,941,199 as of December 31, 2020 and 2019, respectively, resulting from its net operating loss carryforwards and other temporary book to tax differences. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss (NOL) carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The U.S. tax reform bill that Congress voted to approve December 20, 2017, also known as the Tax Cuts and Jobs Act (TCJA), made sweeping modifications to the Internal Revenue Code, including a much lower corporate tax rate, changes to credits and deductions, and a move to a territorial system for corporations that have overseas earnings. The TCJA replaced the prior-law graduated corporate tax rate, which taxed income over $10 million at 35%, with a flat rate of 21%.

At December 31, 2020 and 2019, the Company has available net NOL carryforwards for federal tax of approximately $22.46 million and $10.51 million. Federal NOL incurred prior to tax year 2018 amounting to $1.88 million will be carried forward for 20 years and will begin to expire in 2035. Post-TCJA NOL amounting to $20.58 million and $8.63 million as of December 31, 2020 and 2019, respectively, will be carried forward indefinitely but limited to 80% of future taxable income beginning in 2021.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company is a business that has not yet generated profits, has negative cash flows from operations, has sustained net losses of $10,423,845 and $5,786,196 during the periods ended December 31, 2020 and 2019, respectively, and has an accumulated deficit of $21,173,598 as of December 31, 2020.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 4:  FINANCING ARRANGEMENTS

Kabbage Loans

In 2019, the Company entered into an $100,000 inventory financing arrangement with Kabbage. The loan is secured by all assets of the Company, bears an interest rate of approximately 23% per annum, and is payable over six months, with expected average monthly payments of approximately $17,833, for a total repayment of $107,000. The balance due under this obligation as of December 31, 2019 was $63,667, which was repaid in full in 2020.

Short-Term Notes Payable

In October 2019, the Company issued two secured promissory notes for total principal of $125,000. The notes are secured by substantially all assets of the Company. The notes bear interest at 10% per annum. These promissory notes matured on September 30, 2020, when all the outstanding principal and interest were paid by the Company. The outstanding principal balance and accrued interest payable as of December 31, 2019 were $125,000 and $2,082, respectively. Interest expense in 2020 was $4,841.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

SAFE Agreements

In 2019, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments totaling $675,000 (the “Purchase Amount”). The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company’s preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements’ purchase amounts into the Company’s preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company’s preferred stock at a fixed pre-money valuation. The number of shares of preferred stock the SAFE agreements convert into is the Purchase Amount divided by the discount price. Discount rate is 15% for $75,000, 20% for $300,000, 30% for $150,000, and 50% for $150,000.

In the case of a liquidation event (as defined in the SAFE agreement) before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of proceeds equal to the greater of a) cash of the Purchase Amount; b) the amount payable on the number of Common Stock shares equal to the Purchase Amount divided by the Liquidity Price (as defined in the agreement).

The SAFE agreements provide holders with various additional protections, including preferences over unitholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreement converts into the Company’s preferred stock, it will have all the same rights and privileges of the preferred stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amount.

In 2019, the Series B Preferred Stock offering triggered conversion of all the SAFE agreements resulting in the conversion of the then outstanding purchase amounts of $675,000 into 279,429 shares of Series B Preferred Stock.

In 2020, the Company issued SAFE Agreements in exchange for cash investments totaling $303,622, which was converted into 88,055 shares of Series B Preferred Stock.

SBA Paycheck Protection Program Loan

On April 21, 2020, the Company applied for and received an SBA Paycheck Protection Program loan from Silicon Valley Bank for $543,652.  The instrument matures in 24 months and bears 1% interest per annum. As no repayments have occurred to date, the outstanding principal balance as December 31, 2020 was $543,652. Loan amounting to $533,652 was forgiven in April 2021.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Loan Payable

On April 29, 2020, the Company entered into a revenue loan and security agreement with a third party for $2,000,000. The instrument requires monthly payments, commencing on May 15, 2020, equal to the product of all revenue for the immediately preceding month and applicable revenue percentage, which is 2.25% in 2020, 2.50% in 2021 and 3.00% in 2022. If the annual revenue is not equal to at least 80% of the projected revenue, the applicable revenue percentage for all subsequent payments will automatically increase by 0.50%, without notice from the lender. The instrument matures on the earliest of (a) September 29, 2024, (b) immediately prior to a change in control and (c) acceleration of the obligations, such as upon the occurrence of any event of default, as discussed in the agreement. The instrument bears interest, with minimum interest ranging from 0.35 to 1.00 times the amount advanced, depending on the period during which the payoff date occurs. The loan is secured by the Company’s assets. The Company incurred $11,675 loan fee on this loan. In addition, the Company issued warrant to the lender for a consideration of $1,000. The fair value of this warrant was $4,428, which was recorded as a discount to the loan payable and is being amortized over the term of the loan.

As of December 31, 2020, the carrying balance of the loan payable amounted to $1,971,648, net of unamortized discount of $15,447. For the year ended December 31, 2020, amortization of discount was $656.

KISS Agreement

On December 16, 2020, the Company entered into a KISS agreement (Keep it Simple Security) with a third party for $750,000. The instrument matures in 24 months and bears 8% interest per annum compounded annually. The principal and accrued interest are payable on maturity date.

If and upon a qualified financing where the Company sells preferred stock of $1,000,000 or greater, the instruments’ face value along with accrued interest will automatically convert to preferred stock at a discount of 20% to the pricing in the triggering round or the price per share implied by a pre-money valuation of $110,000,000 on the Company’s fully diluted capitalization. Such a conversion includes a “shadow series” provision, which limits the holder’s liquidation preference to the discounted purchase price.

If and upon a corporate transaction, the KISS becomes convertible into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $110,000,000 on the Company’s fully diluted capitalization or is payable to the noteholder in the amount equal to all accrued and unpaid interest and principal, at the noteholder’s election.

If at maturity neither of the aforementioned conversions have occurred, the noteholder may elect to convert the KISS and any unpaid accrued interest into the number of shares determined by dividing the then outstanding principal and interest by the price per share implied by a pre-money valuation of $110,000,000 on the Company’s fully diluted capitalization.

The Company analyzed the note for beneficial conversion features and concluded the conversion terms did not constitute beneficial conversion features. During the year ended December 31, 2020, the KISS was not converted into Series A Preferred Stock.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Warrant

On April 29, 2020, the Company issued a warrant in conjunction with execution of a revenue loan and security agreement for consideration of $1,000. The warrant expires on April 29, 2030. The warrant provides the lender with the right to purchase shares of the Company’s common stock, with the number of shares dependent upon the buyout value in the triggering change in control event, whereby the holder is to receive the number of shares to represent 0.15% of the total buyout value in the triggering change in control event. The Company estimated the number of shares to be issued under this warrant using the fully diluted capitalization on the date of issuance multiplied by the 0.15% buyout rate, which provided for 33,045 shares. The warrant may be settled in a cash payment. The Company considered accounting guidance and determined that this warrant is liability classified. The warrant liability will be re-measured at fair value each reporting period. The settlement of the warrant liability will occur once all the warrants have either been exercised or expire. The calculated fair value of the warrant using the Black-Scholes model was $4,428, which was recorded as discount to the loan and is being amortized over the term of the loan. The fair value of warrant was determined to be $23,264 as of December 31, 2020.

The Black-Scholes fair value was determined using the following inputs:

	April 29, 2020	December 31, 2020
Risk Free Interest Rate	0.36%	0.36%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	5.00	4.67
Fair Value per Warrant	$0.13	$0.70

NOTE 5: STOCKHOLDERS’ EQUITY

Capital Structure

In 2018, the Company had authorized 20,000,000 shares of $0.00001 par value common stock and 10,000,000 shares of $0.00001 par value Series A Preferred Stock. The certificate of incorporation was amended in 2019, authorizing 30,000,000 shares of $0.00001 par value common stock and 18,000,000 shares of $0.00001 par value preferred stock. The preferred stock is designated as 8,853,173 shares of $0.00001 par value Series A Preferred Stock, 6,500,000 shares of Series B Preferred Stock, and leaves 2,646,827 shares of preferred stock undesignated.

As of December 31, 2020 and 2019, 8,584,000 and 8,527,500 shares of common stock were issued and outstanding, respectively. As of December 31, 2020 and 2019, 8,853,173 and 8,853,173 shares of Series A Preferred Stock were issued and outstanding, respectively. As of December 31, 2020 and 2019, 6,497,179 and 970,434 shares of Series B Preferred Stock were issued and outstanding, respectively.

The preferred stockholders have certain dividend preferences over common stockholders. The preferred stocks are subject to an optional conversion right, where the preferred stocks are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections and automatic conversion upon a qualifying IPO or vote of preferred stockholders (each as defined in the certificate of incorporation). The preferred stockholders are entitled to a liquidation preference over common stockholders at the preferred stock purchase price of $2.00 per share for Series A Preferred Stock and $3.4477 per share for Series B Preferred Stock, providing a total liquidation preference of $40,106,669 and $21,052,112 as of December 31, 2020 and 2019, respectively. Preferred stockholders have voting rights on an as-converted basis.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Common Stock

In June 2015, the Company issued its two founders a total of 8,500,000 shares of common stock at $0.00001 per share, in exchange for $850 of cash and intellectual property. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. These shares vest at 1/48 per month, commencing May 2015. During 2018, the founders entered into an agreement to re-vest their shares. Under this agreement, the total outstanding common stock become 50% vested and 50% unvested, and then vest monthly over 24 months commencing March 2018. As of December 31, 2020 and 2019, 8,500,000 and 7,983,507 shares of common stock were vested, respectively.

In 2020, five employees exercised stock options into 56,500 shares of common stock at exercise prices of $0.05, $0.21 and $0.80 per share, resulting in proceeds of $9,976.

2019 Regulation A Offering; Issuance of Series B Preferred Stock

On September 20, 2019, the Company commenced an offering pursuant to Regulation A under the Securities Act of 1933, as amended (the “2019 Regulation A Offering”), pursuant to which it offered to sell up to 5,800,969 shares of its Series B Preferred Stock, convertible into shares of Common Stock, at a price of $3.4477 per share. The Company incurred $332,572 offering costs related to this issuance. The Company intends to utilize the net proceeds from the 2019 Regulation A Offering to execute on its business plans, although there can be no assurances to what extent the offering will be subscribed.

The Company held its first closing in connection with the 2019 Regulation A Offering on November 19, 2019, in which it received gross proceeds in excess of $1.6 million. The initial closing of the 2019 Regulation A Offering constituted a qualified financing for purposes of the Company’s 2019 SAFE securities with investment amounts totalling $675,000, all of which were converted into a total of 279,429 shares of the Company’s Series B Preferred Stock at that date. As of December 31, 2019, the Company issued 691,005 shares of Series B Preferred Stock in the 2019 Regulation A Offering, which provided net cash proceeds after total offering expenses and commissions of $2,382,386. The Company has used a portion of the net proceeds to hire additional sales personnel, purchase additional equipment and furnishings for its new fulfillment centers, pay security deposits in connection with the 3 new leases executed in 2019 and develop the next phase of its proprietary software.

In 2020, the Company had several additional closings in connection with the 2019 Regulation A Offering, in which it received gross proceeds of $18,750,972 for the issuance of 5,438,690 shares of Series B preferred stock, at a price of $3.4477. The Company incurred $1,701,243 offering costs related to this issuance.

During the year ended December 31, 2019, 11,543 shares of Series A preferred stock were issued to a broker as compensation, which were recorded at fair value of $23,086 against additional paid-in capital.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

2015 Equity Incentive Plan

The Company adopted the 2015 Equity Incentive Plan (the “Plan”), as amended and restated. The Plan permits the grant of stock options, stock appreciation rights and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock appreciation rights and options having a term of up to ten years and a strike price of no less than fair market value of common stock at the time of issuance. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests. The Company issues new common shares upon the exercise of options.

The Company has reserved 1,500,000 shares of common stock under the Plan. As of December 31, 2020, and 2019, 392,260 and 148,695 shares of common stock were available for grant, respectively. A summary of options activities for the years ended December 31, 2020 and 2019 is as follows:

	December 31, 2020		December 31, 2019
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	1,323,805	$0.07	903,055	$0.07
Granted	336,018	$0.80	428,250	$0.21
Exercised	(56,500)	$0.30	-	$-
Forfeited	(579,583)	$0.23	(7,500)	$0.21
Outstanding - end of year	1,023,740	$0.30	1,323,805	$0.07

Exercisable at end of year	732,887	$0.19	885,130	$0.10

Weighted average grant date fair value of options granted during year	$0.368		$0.103

Intrinsic value of options outstanding at year-end	$513,601		$125,840

Weighted average duration (years) to expiration of outstanding options at year-end	7.1		7.3

Weighted average duration (years) to expiration of exercisable options at year-end	6.3		6.4

The intrinsic value of the stock awards outstanding as of December 31, 2020 and 2019 was $513,601 and $125,840, respectively.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

The stock option issuances were valued using the using the following inputs for the years ended December 31, 2020 and 2019:

	2020	2019
Risk Free Interest Rate	0.36%-2.60%	1.84%-2.62%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	50.00%	50.00%
Expected Life (years)	5 - 7	5 - 8
Fair Value per Stock Option	$0.11 - $0.39	$0.010 - $0.115

The Company calculated its estimate of the value of the stock compensation granted for the years ended December 31, 2020 and 2019 under FASB ASC 718, and recorded compensation costs related to the stock option grants of $32,680 and $19,805, respectively. As of December 31, 2020, there is $84,304 of stock-based compensation to be recognized over a weighted-average period of approximately 3 years.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company reimburses the CEO for an apartment on a month-to-month basis. Rent is $1,677 per month and is available for reimbursement monthly.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

NOTE 7:  LEASE ARRANGEMENTS

Lease Agreement – Office Space

In June 2015, the Company entered into a 3-year operating lease agreement for office space. The agreement called for a security deposit of $8,898 and monthly payments of $4,194 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for 18% of the homeowners’ association dues, which currently totals $200-$300 per month. In April 2018, the Company extended the existing lease 3-year operating lease for the office space. The security deposit was lowered to $5,051 creating the difference of $3,848 being credited towards rent in August 2018. The future minimum payment under this lease is $37,880 for 2021.

For the years ended December 31, 2020 and 2019, the Company incurred $102,795 and $63,944 of rent expense related to this lease, respectively.

Lease Agreement – San Jose

In July 2018, the Company entered into a 5-year operating lease agreement for office space in San Jose, California. The agreement called for a security deposit of $50,000 and monthly payments of $4,877 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 0.027% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2021	$64,284
2022	66,588
2023	33,870
Total future minimum lease payments	$164,742

For the years ended December 31, 2020 and 2019, the Company incurred $93,931 and $87,853 of rent expense related to this lease, respectively.

Lease Agreement – Mountain View Office

In August 2018, the Company entered into a 3-year operating lease agreement for office space in Mountain View, California. The agreement called for a security deposit of $10,000 and monthly payments of $1,320 for the first year, with subsequent annual rent increases of 3% over the next two years. Additionally, the Company is responsible for $285 per month of the common area maintenance charges of the complex. The future minimum payment under this lease is $11,200 in 2021.

For the years ended December 31, 2020 and 2019, the Company incurred $20,485 and $17,106 of rent expense related to this lease, respectively.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Lease Agreement – Santa Ana

In December 2018, the Company entered into a 5-year operating lease agreement for office space in Santa Ana, California starting in January 2019. The agreement called for a security deposit of $50,000 and monthly payments of $8,531 for the first year, with subsequent annual rent increases of 3% over the next four years. The Company terminated this lease on June 30, 2019, surrendering its $50,000 deposit.

For the year ended December 31, 2019, the Company incurred $101,188 of rent expense related to this lease, inclusive of $50,000 of forfeited lease surrender value.

Lease Agreement – Mountain View

In February 2019, the Company entered into a 1-year and 4-month operating lease agreement for office space in Mountain View, California starting in February 2019. The agreement called for a security deposit of $5,066 and monthly payments of $4,918 for the first year, with subsequent annual rent increases of 3% over the next year. Additionally, the Company is responsible for 21% of the common area maintenance charges of the complex.

For the years ended December 31, 2020 and 2019, the Company incurred $34,922 and $61,204 of rent expense related to this lease.

Lease Agreement - Burlingame

In February 2019, the Company entered into a 5-year operating lease agreement for office space in Burlingame, California starting in February 2019. The agreement called for a security deposit of $30,000 and monthly payments of $8,742 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 25% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2021	$111,030
2022	114,358
2023	117,793
2024	9,840
Total future minimum lease payments	$353,021

For the years ended December 31, 2020 and 2019, the Company incurred $113,621 and $96,387 of rent expense related to this lease.

Lease Agreement - Irvine

In June 2019, the Company entered into a 5-year operating lease agreement for office space in Irvine, California starting in September 2019. The agreement called for a security deposit of $57,400 and monthly payments of $8,500 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 42% of the common area maintenance charges of the complex.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Future minimum payments under this lease are as follows:

2021	$106,112
2022	109,296
2023	112,572
2024	76,536
Total future minimum lease payments	$404,516

For the years ended December 31, 2020 and 2019, the Company incurred $115,077 and $35,000 of rent expense related to this lease.

Lease Agreement – Suite 106 Mesa, AZ

In March 2020, the Company entered into a 62-month operating lease agreement for pharmacy, office and warehouse space in Mesa, Arizona starting in May 2020. The agreement called for a security deposit of $20,000 and monthly payments of $6,051 for the first year, with subsequent annual rent increases averaging 2.67% over the next four years. Additionally, the Company is responsible for 3.6% of the common area maintenance charges of the complex and 2.3% for rental tax.

Future minimum payments under this lease are as follows:

2021	$75,317
2022	77,380
2023	79,444
2024	81,507
2025	41,269
Total future minimum lease payments	$354,917

For the year ended December 31, 2020, the Company incurred $37,215 of rent expense related to this lease.

Lease Agreement – Pleasanton, CA

In June 2020, the Company entered into 61-month operating lease agreement for pharmacy, office and warehouse space in Pleasanton, California starting in August 2020. The agreement called for a security deposit of $10,000 and monthly payments of $8,085 for the first year, with subsequent annual rent increases of 3% over the next four years. Additionally, the Company is responsible for 25% of the common area maintenance charges of the complex.

Future minimum payments under this lease are as follows:

2021	$97,990
2022	100,930
2023	103,958
2024	107,077
2025	72,798
Total future minimum lease payments	$482,753

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

For the year ended December 31, 2020, the Company incurred $32,340 of rent expense related to this lease.

Lease Agreement – Hayward, CA

In July 2020, the Company entered into 61-month operating lease agreement for pharmacy, office and warehouse space in Hayward, California starting in August 2020. The agreement called for a security deposit of $7,455 and monthly payments of $6,624 for the first year, with subsequent annual rent increases of 3% over the next four years.

Future minimum payments under this lease are as follows:

2021	$80,284
2022	82,696
2023	85,180
2024	87,736
2025	59,648
Total future minimum lease payments	$395,544

For the year ended December 31, 2020, the Company incurred $26,496 of rent expense related to this lease.

Lease Agreement – Van Nuys, CA

In August 2020, the Company entered into a 61-month operating lease agreement for pharmacy, office and warehouse space in Van Nuys, California starting in October 2020. The agreement called for a security deposit of $9,805 and monthly payments of $9,805 for the first year, $10,099 for the second year, $8,582 for the third year and an annual rent increases of 3% over the remaining two years.

Future minimum payments under this lease are as follows:

2021	$118,542
2022	116,637
2023	103,755
2024	106,863
2025	81,936
Total future minimum lease payments	$527,733

For the year ended December 31, 2020, the Company incurred $29,415 of rent expense related to this lease.

Lease Agreement – Suite 203 Capistrano Beach, CA

In October 2020, the Company entered into a 3-year operating lease agreement office space in Capistrano Beach, California starting in November 2020. The agreement called for a security deposit of $3,851 and monthly payments of $3,300 for the first year, with subsequent annual rent increases of 3% over the next two years. In lieu of a personal guarantee the company deposited with an additional security deposit amount of $6,600 equal to two months’ rent.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

Future minimum payments under this lease are as follows:

2021	$39,798
2022	40,992
2023	35,010
Total future minimum lease payments	$115,800

For the year ended December 31, 2020, the Company incurred $6,600 of rent expense related to this lease.

Lease Agreement – Suite 202 Capistrano Beach, CA

In November 2020, the Company entered into a 3-year operating lease agreement for office space in Mesa, Arizona starting in January 2021. The agreement called for a security deposit of $3,851 and monthly payments of $3,300 for the first year, with subsequent annual rent increases of 3% over the next two years. In lieu of a personal guarantee the company deposited with an additional security deposit amount of $6,600 equal to two months’ rent.

Future minimum payments under this lease are as follows:

2021	$39,600
2022	40,788
2023	42,012
Total future minimum lease payments	$122,400

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: CONCENTRATIONS

The Company has significant concentrations in its account receivables, where approximately 48% and 76% of its accounts receivable balance as of December 31, 2020 and 2019, respectively, were held with one pharmacy services administration organization (PSAO) payor and 13% of its accounts receivable were held with a pharmacy as of December 31, 2020. Should these payors no longer be able to satisfy these obligations to the Company, it would have a significantly adverse effect to the Company.

Approximately 5% of the Company’s products are procured through a single supplier. Should this supplier no longer be willing or able to satisfy the Company’s product needs it could adversely affect the Company’s business.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2017. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard retroactively effective January 1, 2019 and did not realize any significant impacts to its past or 2019 revenues as a result.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In November 2016, the FASB issued ASU no. 2016-08, Statement of Cash Flow (Topic 230): Restricted Cash (“ASU 2016-18”). The amendment requires that the statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019 with early adoption permitted. The ASU is required to be applied on a retrospective basis to all periods presented. The Company adopted this standard effective in these consolidated financial statements, which did not have a material impact on the Company’s consolidated financial statements. The adoption primarily resulted in the inclusion of the restricted cash balances within the overall cash balances and a reconciliation of cash, cash equivalents and restricted cash reported on the balance sheet.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

See accompanying Independent Auditors’ Report.

NOWRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020 and 2019

NOTE 11: SUBSEQUENT EVENTS

Lease Agreement – Laguna Hills, CA

In January 2021, the Company entered into a 63-month operating lease agreement for pharmacy, office and warehouse space in Laguna Hills, California starting in February 2021. The agreement called for a security deposit of $15,016 and monthly payments of $10,807 for the first year, with subsequent annual rent increases of 3% over the next four years.

Lease Agreement – Suite 201 Capistrano Beach, CA

In February 2021, the Company entered into a 3-year operating lease agreement for office space in Capistrano Beach, California starting in March 2021. The agreement called for a security deposit of $3,501 and monthly payments of $3,000 for the first year, with subsequent annual rent increases of 3% over the next two years.

Forgiveness of SBA Paycheck Protection Program Loan

On April 19, 2021, the SBA forgiven the Company’s Paycheck Protection Program loan amounting to $533,652.

Management’s Evaluation

Management has evaluated subsequent events through April 30, 2021, the date the consolidated financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these consolidated financial statements.

See accompanying Independent Auditors’ Report.

Item 8. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Second Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
3.1	Series A Preferred Stock Conversion Agreement (3)
3.2	Form of Series B Preferred Stock Conversion Agreement (4)
6.1	Revenue Loan and Security Agreement dated as of April 29, 2020 (5)
8	Escrow Agreement (6)

(1) Filed as an exhibit to the NowRx, Inc. Current Report on Form 1-U dated November 19, 2019 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000110465919067702/tm1923944d1_ex2-1.htm

(2) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10792) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420418002814/tv481456_ex2-3.htm

(3) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11058) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420419040140/tv526960_ex3-3.htm

(4) Filed as an exhibit to the NowRx, Inc. Current Report on Form 1-U dated November 19, 2019 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000110465919067702/tm1923944d1_ex3-3.htm

(5) Filed as an exhibit to the NowRx, Inc. Seminannual Report on Form 1-SA for the period ended June 30, 2020 and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000110465920108993/tm2031689d1_ex6-1.htm

(6) Filed as an exhibit to the NowRx, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11058) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1702206/000114420419044606/tv529216_ex8.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, California, on April 30, 2021.

NowRx, Inc.
By	/s/ Cary Breese
Cary Breese, Chief Executive
NowRx, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Cary Breese
Cary Breese, Chief Executive Officer,
Principal Financial Officer, Principal Accounting Officer, Director
Date: April 30, 2021

/s/ Sumeet Sheokand
Sumeet Sheokand, Director
Date: April 30, 2021

/s/ Barry Karlin
Barry Karlin, Director
Date: April 30, 2021